UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 2

Under the Securities Exchange Act of 1934

Tallgrass Energy Partners, LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

874697 105

(CUSIP Number)

George E. Rider

6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Operations, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,085,140 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,085,140 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,085,140 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Tallgrass Operations, LLC is the record owner of the 10,085,140 common units (“Common Units”) representing limited partner interests and is also the record owner of 16,200,000 subordinated units (“Subordinated Units”) representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended & Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2013.
**	Based on the number of Common Units (24,685,140) issued and outstanding as of April 1, 2014.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Development, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,085,140 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,085,140 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,085,140 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (24,685,140) issued and outstanding as of April 1, 2014.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Development GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,085,140 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,085,140 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,085,140 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (24,685,140) issued and outstanding as of April 1, 2014.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,085,140 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,085,140 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,085,140 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the sole member of Tallgrass Development GP, LLC, the general partner of Tallgrass Development, LP, which is the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Development GP, LLC, the general partner of Tallgrass Development, LP, which is the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (24,685,140) issued and outstanding as of April 1, 2014.

This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 11, 2013 (as amended, this “Schedule 13D”). This Amendment No. 2 relates to common units representing limited partner interests (“Common Units”) in Tallgrass Energy Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed pursuant to a Joint Filing Agreement by the following persons (collectively, the “Reporting Persons”):

(i)	Tallgrass Operations, LLC, a Delaware limited liability company (“Tallgrass Operations”);

(ii)	Tallgrass Development, LP, a Delaware limited partnership (“Tallgrass Development”);

(iii)	Tallgrass Development GP, LLC, a Delaware limited liability company (“Tallgrass Development GP”); and

(iv)	Tallgrass GP Holdings, LLC, a Delaware limited liability company (“Tallgrass GP Holdings”).

Tallgrass Operations is a limited partner of the Issuer with a 63.0% limited partner interest (based on the aggregate number of Common Units, subordinated units representing limited partner interests (“Subordinated Units”) and general partner units representing general partner interests (“General Partner Units”) of the Issuer outstanding as of the date hereof). Tallgrass Development is the sole member of Tallgrass Operations. Tallgrass Development GP is the sole general partner of Tallgrass Development. Tallgrass GP Holdings is the sole member of Tallgrass Development GP.

The Reporting Persons have entered into a Joint Filing Agreement, which was filed as Exhibit 1 to the original Schedule 13D and is incorporated into this Item 2 by reference, pursuant to which the Reporting Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Pursuant to General Instruction C of Schedule 13D, certain information required by this Item 2 concerning the officers and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b) The principal business address of each of the Reporting Persons is:

6640 West 143rd Street, Suite 200

Overland Park, Kansas 66223

(c) The name and present principal occupation of each director and/or executive officer, as applicable of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2. The Covered Individuals together with the Reporting Persons are referred to as the “Covered Persons.” All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Tallgrass Operations, Tallgrass Development, Tallgrass Development GP and Tallgrass GP Holdings are entities properly organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On April 1, 2014, the Issuer, Tallgrass Operations and Tallgrass Development entered into that certain Contribution and Sale Agreement (the “Trailblazer Agreement”) pursuant to which the Issuer acquired 100% of the issued and outstanding membership interests in Trailblazer Pipeline Company LLC, a Delaware limited liability company (“Trailblazer”), from Tallgrass Operations. The aggregate consideration paid by the Issuer in connection with the acquisition of Trailblazer was (i) $150,000,000 in cash and (ii) the issuance of 385,140 Common Units to Tallgrass Operations.

The foregoing description of the Trailblazer Agreement does not purport to be complete and is qualified in its entirety by reference to the Trailblazer Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2014, which exhibit is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

Item 4(d) is hereby amended and restated in its entirety as follows:

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations. Some of Tallgrass GP Holdings’ executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. As the sole member of the General Partner, Tallgrass GP Holdings will have the ability to elect all the members of the board of directors of the General Partner and also has certain approval rights pursuant to the Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Tallgrass Operations is the record and beneficial owner of 10,085,140 Common Units, which based on there being 24,685,140 Common Units outstanding as of April 1, 2014, represents 40.9% of the outstanding Common Units of the Issuer. Tallgrass Operations is also the record and beneficial owner of 16,200,000 Subordinated Units, which represent all of the outstanding Subordinated Units as of April 1, 2014. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

Tallgrass Development does not directly own any Common Units of the Issuer; however, as the sole member of Tallgrass Operations, it may be deemed to beneficially own the 10,085,140 Common Units held of record by Tallgrass Operations, which represents approximately 40.9% of the outstanding Common Units of the Issuer. Tallgrass Development may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations.

Tallgrass Development GP does not directly own any Common Units of the Issuer. Tallgrass Development GP is the general partner of Tallgrass Development. Tallgrass Development is the sole member of Tallgrass Operations. As such, Tallgrass Development GP may be deemed to beneficially own the 10,085,140 Common Units held of record by Tallgrass Operations, which represents approximately 40.9% of the outstanding Common Units of the Issuer. Tallgrass Development GP may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations.

Tallgrass GP Holdings does not directly own any Common Units of the Issuer. Tallgrass GP Holdings is the sole member of Tallgrass Development GP. Tallgrass Development GP is the general partner of Tallgrass Development. Tallgrass Development is the sole member of

Tallgrass Operations. As such, Tallgrass GP Holdings may be deemed to beneficially own the 10,085,140 Common Units held of record by Tallgrass Operations, which represents approximately 40.9% of the outstanding Common Units of the Issuer. Tallgrass Development may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned Not Subject to Vesting		Common Units Beneficially Owned Subject to Vesting		Percentage of Class Beneficially Owned
David G. Dehaemers, Jr.(1)	152,608		—		*
William R. Moler	—		50,000	(2)	*
Gary J. Brauchle	7,818	(4)	50,000	(2)	*
George E. Rider	2,500		50,000	(2)	*
Richard L. Bullock	4,500		27,500	(2)	*
John T. Raymond	100,000		—		*
Jeffrey A. Ball	20,000		—		*
Terrance D. Towner	2,000		3,000	(3)	*
Roy N. Cook	25,000		3,000	(3)	*

*	Less than 1% of the class beneficially owned.
(1)	Mr. Dehaemers indirectly owns the shares through the David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006, to which Mr. Dehaemers serves as Trustee.
(2)	One-third of the Common Units vest on the later to occur of the date that the Pony Express Crude Oil Pipeline is initially placed into commercial service by Tallgrass Pony Express Pipeline, LLC (the “In-Service Date”) or May 13, 2015. The remaining two-thirds of the Common Units vest on the later to occur of the In-Service Date or May 13, 2017. If the In-Service Date has not occurred by May 13, 2018, the Common Units will expire and no vesting will occur.
(3)	One-third of the Common Units vest on the later to occur of the In-Service Date or May 13, 2015, one-third of the Common Units vested on the later to occur of the In-Service Date or May 13, 2016 and the remaining one-third of the Common Units vest on the later to occur of the In-Service Date or May 13, 2017. If the In-Service Date has not occurred by May 13, 2018, the Common Units will expire and no vesting will occur.
(4)	Rounded to the nearest whole Common Unit.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Tallgrass Operations, solely with respect to its direct holdings of the Common Units) that it is the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Tallgrass Operations, solely with respect to its direct holdings of the Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Common Units reported for him in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

On February 12, 2014, Mr. Brauchle acquired 83.205 Common Units at a weighted-average price of $26.5007 per Common Unit as a result of an automatic dividend reinvestment feature contained in Mr. Brauchle’s brokerage account.

On March 5, 2014, Mr. Dehaemers purchased through open market transactions 540 Common Units at a weighted-average price of $31.19 per Common Unit.

On March 6, 2014, Mr. Dehaemers purchased 1,999 Common Units in the open market at a weighted-average price of $31.54 per Common Unit. On the same date, Mr. Dehaemers inadvertently sold (rather than purchased) 957 Common Units and 43 Common Units at prices of $31.31 and $31.32 per Common Unit, respectively, and immediately counterbalanced such inadvertent sale by purchasing 1,000 of the Common Units described in the foregoing sentence, resulting in a financial loss to Mr. Dehaemers. Mr. Dehaemers’ inadvertent sale of the Common Units described in the immediately preceding sentence may be matchable under Section 16(b) of the Act to the extent of 540 Common Units, with Mr. Dehaemers’ purchases on March 5, 2014 of (i) 40 Common Units at a price of $30.74 per Common Unit and (ii) 500 Common Units at a price of $31.23 per Common Unit. Mr. Dehaemers has agreed to pay to the Issuer $45.33, representing the full amount of the theoretical profit realized in connection with the short-swing transaction, less transaction costs. In addition, Mr. Dehaemers has agreed to pay to the Issuer any additional future profits realized in connection with short-swing transactions related to the inadvertent sale on March 6, 2014.

On March 13, 2014, Messrs. Towner and Cook were each granted 3,000 Equity Participation Units (the “EPUs”) pursuant to the Tallgrass MLP GP, LLC 2013 Long-Term Incentive Plan. One-third of the EPUs vest on the later to occur of the In-Service Date or May 13, 2015, one-third of the EPUs vested on the later to occur of the In-Service Date or May 13, 2016 and the remaining one-third of the EPUs vest on the later to occur of the In-Service Date or May 13, 2017. If the In-Service Date has not occurred by May 13, 2018, the EPUs will expire and no vesting will occur.

On March 13, 2014, (i) Mr. Dehaemers purchased 1,069 Common Units in the open market at a weighted-average price of $31.92 per Common Unit, (ii) Mr. Brauchle purchased 735 Common Units in the open market at a price of $31.90 per Common Unit and (iii) Mr. Cook purchased 5,000 Common Units in the open market at a weighted-average price of $31.94 per Common Unit.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Items 3 and 4.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on May 28, 2013).

Exhibit 2	Amended & Restated Agreement of Limited Partnership of Tallgrass Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 3	Contribution, Conveyance and Assumption Agreement dated May 17, 2013, among Tallgrass Energy Partners, LP, Tallgrass MLP GP, LLC, Tallgrass Development, LP, Tallgrass Development GP, LLC, Tallgrass GP Holdings, LLC, Tallgrass Operations, LLC, Tallgrass Interstate Gas Transmission, LLC, Tallgrass Midstream, LLC and Tallgrass MLP Operations, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 4	Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 5	Underwriting Agreement, dated as of May 13, 2013, by and among Tallgrass Energy Partners, LP, Tallgrass Development, LP, Tallgrass MLP GP, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 6	Contribution and Sale Agreement, dated as of April 1, 2014, by and among Tallgrass Energy Partners, LP, Tallgrass Development, LP and Tallgrass Operations, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on April 2, 2014 and incorporated herein in its entirely by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 1, 2014

TALLGRASS GP HOLDINGS, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS DEVELOPMENT GP, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS DEVELOPMENT, LP

By:	Tallgrass Development GP, LLC, its general partner

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS OPERATIONS, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

SCHEDULE A

Information about the Reporting Persons

Schedule A is hereby amended and restated in its entirety as follows:

The name and title of the sole member and the executive officers of Tallgrass Operations, LLC are set forth below. The business address of each is 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223. The principal business of Tallgrass Operations, LLC is to own, operate, develop and acquire midstream energy assets.

Name	Title
Tallgrass Development, LP	Sole Member of Tallgrass Operations, LLC

David G. Dehaemers, Jr.	President and Chief Executive Officer

William R. Moler	Executive Vice President and Chief Operating Officer

Gary J. Brauchle	Executive Vice President, Chief Financial Officer and Treasurer

George E. Rider	Executive Vice President, General Counsel and Secretary

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management

The name and title of the general partner of Tallgrass Development, LP is set forth below. The business address of the general partner of Tallgrass Development, LP is 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223. The principal business of Tallgrass Development, LP is to own, operate, develop and acquire midstream energy assets.

Name	Title
Tallgrass Development GP, LLC	General Partner of Tallgrass Development, LP

The name and title of the sole member and the executive officers of Tallgrass Development GP, LLC are set forth below. The business address of each is 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223. The principal business of Tallgrass Development GP, LLC is to act as the general partner of Tallgrass Development, LP.

Name	Title
Tallgrass GP Holdings, LLC	Sole Member of Tallgrass Development GP, LLC

David G. Dehaemers, Jr.	President and Chief Executive Officer

William R. Moler	Executive Vice President and Chief Operating Officer

Gary J. Brauchle	Executive Vice President, Chief Financial Officer and Treasurer

George E. Rider	Executive Vice President, General Counsel and Secretary

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management

The name, title and principal occupation of the directors and executive officers of Tallgrass GP Holdings, LLC are set forth below. The business address of each is 6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223.

Name	Title	Principal Occupation
David G. Dehaemers, Jr.	Director; President and Chief Executive Officer	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

William R. Moler	Director; Executive Vice President and Chief Operating Officer	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

Gary J. Brauchle	Executive Vice President, Chief Financial Officer and Treasurer	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

George E. Rider	Executive Vice President, General Counsel and Secretary	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management	Officer of Tallgrass GP Holdings, LLC, Tallgrass MLP GP, LLC and Tallgrass Development GP, LLC

John T. Raymond	Director	Chief Executive Officer of affiliated investment funds commonly referred to as “The Energy & Minerals Group”

Jeffrey A. Ball	Director	Employee of The Energy & Minerals Group

Stanley de J. Osborne	Director	Managing Director of Kelso & Company

Frank J. Loverro	Director	Managing Director of Kelso & Company

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on May 28, 2013).

Exhibit 2	Amended & Restated Agreement of Limited Partnership of Tallgrass Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 3	Contribution, Conveyance and Assumption Agreement dated May 17, 2013, among Tallgrass Energy Partners, LP, Tallgrass MLP GP, LLC, Tallgrass Development, LP, Tallgrass Development GP, LLC, Tallgrass GP Holdings, LLC, Tallgrass Operations, LLC, Tallgrass Interstate Gas Transmission, LLC, Tallgrass Midstream, LLC and Tallgrass MLP Operations, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 4	Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 5	Underwriting Agreement, dated as of May 13, 2013, by and among Tallgrass Energy Partners, LP, Tallgrass Development, LP, Tallgrass MLP GP, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 6	Contribution and Sale Agreement, dated as of April 1, 2014, by and among Tallgrass Energy Partners, LP, Tallgrass Development, LP and Tallgrass Operations, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on April 2, 2014 and incorporated herein in its entirely by reference).